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                          June 3, 2022

       Christopher Peetz
       President and Chief Executive Officer
       Mirum Pharmaceuticals, Inc.
       950 Tower Lane, Suite 1050
       Foster City, California 94404

                                                        Re: Mirum
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 25, 2022
                                                            File No. 333-265210

       Dear Mr. Peetz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alexa Ekman, Esq.